Regulatory Announcement

REFERENCE No: 82-34854

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Company	C&C Group Plc
TIDM	CCR
Headline	Scrip Dividend Timetable
Released	09:37 11-Oct-05
Number	4781S

C&C Group plc
Dividend Timetable &
Scrip Dividend Scheme

Please see below the scrip dividend timetable for interim dividend payable in respect of the year ending 28 February 2006.

Ex-dividend date:	19 October 2005
Record date:	21 October 2005
Posting of election and mandate forms to shareholders:	28 October 2005
Return date for receipt of election and mandate forms for the scrip dividend for the interim 2005/06 dividend and future dividends	25 November 2005
Interim dividend payment:	7 December 2005
Last date by which CREST entitlement statements and new ordinary share certificates will be posted and shareholder accounts credited:	7 December 2005

Enquiries:

Noreen O'Kelly
Company Secreatry
Phone: +353 1 616 1103

END

REFERENCE No: 82-34854

Regulatory Announcement

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Company	C&C Group Plc
TIDM	CCR
Headline	Interim Results
Released	07:00 11-Oct-05
Number	4618S

C&C GROUP PLC
INTERIM RESULTS
FOR SIX MONTHS ENDED 31 AUGUST, 2005

Dublin, London, 11 October, 2005: C&C Group plc ('C&C' or the 'Group'), the leading manufacturer, marketer and distributor of branded beverages and snacks in Ireland, today announced its interim results for the six months ended31 August, 2005.

C&C adopted International Financial Reporting Standards (IFRS) on 1 March 2005. A full reconciliation between Irish GAAP and IFRS for the year to 28 February 2005 is set out in Appendix 1. Prior year comparatives in this release have been re-stated in accordance with IFRS.

Financial & Operating Highlights

Financial Highlights

- Revenue growth of 9%[(i)]
- Profit before finance costs growth of 10%[(i)]
- Earnings growth of 16%[(i)]
- Adjusted basic EPS of 16.2 cent - an increase of 14%
- Interim dividend of 6.5 cent per share – an increase of 18%
- Free cash flow of 62 million (79% of EBITDA)

- Net debt reduced by 47 million to 394 million

Operating Highlights

- Volume for the Group's cider brands grew by 27%
- Volume for the Group's Irish whiskey brand, Tullamore Dew, grew by 15%
- Successfully extended distribution of Magners to the greater London area
- Marketing investment in the period increased by 34%[(i)]

(i) Comparisons are based on figures excluding non-recurring items and are on a constant 2005 currency basis in relation to transactions in the International Spirits & Liqueurs division; and translation of sterling operations.

Investors and analysts	Irish Media	International Media
Mark Kenny or Jonathan Neilan K Capital Source Tel: +353-1- 631 5500 Email :c&cgroup@kcapitalsource.com	Paddy Hughes or Ann Marie Curran Drury Communications Tel: +353 1 260 5000 Email: phughes@drurycom.com	Edward Orlebar Finsbury Group Tel: +44 20 7251 3801 Email:edward.orlebar@finsbury.com

Interim results for six months ended 31 August, 2005

C&C is reporting profit before finance costs and non-recurring items of 68.4 million and adjusted earnings per share of 16.2 cent for the six months ended 31 August 2005, increases of 10%[(i)] and 14% respectively. The Group generated free cash flow of 61.9 million in the period.

Maurice Pratt, Group Chief Executive Officer, commented "C&C is pleased to report continued earnings growth, notwithstanding significant

Regulatory Announcement

Go to market news section

Company	C&C Group Plc
TIDM	CCR
Headline	Interim Results
Released	07:00 11-Oct-05
Number	4618S

C&C GROUP PLC
INTERIM RESULTS
FOR SIX MONTHS ENDED 31 AUGUST, 2005

Dublin, London, 11 October, 2005; C&C Group plc ('C&C' or the 'Group'), the leading manufacturer, marketer and distributor of branded beverages and snacks in Ireland, today announced its interim results for the six months ended31 August, 2005.

C&C adopted International Financial Reporting Standards (IFRS) on 1 March 2005. A full reconciliation between Irish GAAP and IFRS for the year to 28 February 2005 is set out in Appendix 1. Prior year comparatives in this release have been re-stated in accordance with IFRS.

Financial & Operating Highlights

Financial Highlights

- Revenue growth of 9%(i)
- Profit before finance costs growth of 10%(i)
- Earnings growth of 16%(i)
- Adjusted basic EPS of 16.2 cent - an increase of 14%
- Interim dividend of 6.5 cent per share – an increase of 18%
- Free cash flow of 62 million (79% of EBITDA)

marketing investment behind the Magners brand."

"This financial performance reflects a better than expected contribution from the Group's cider division. Magners has exceeded our expectations in the U.K. while Bulmers, with the benefit of good summer weather, delivered strong growth in Ireland."

Dividends and Dividend Policy

Reflecting the Group's strong and sustainable cash flow generation capability, the Group will pay an interim dividend for the period of 6.5 cent per share, an 18% increase on last year. The interim dividend will be paid on 7 December, 2005 to shareholders on the Group's register at the close of business on 21 October, 2005. A scrip dividend option will also be available.

C&C intends to maintain a progressive dividend policy.

Outlook

C&C expects the strong underlying (i.e. weather adjusted) market performance of its Cider division to continue into the second half of the year. This division is the principal driver of C&C's earnings growth.

The International Spirits & Liqueurs division could experience some temporary performance shortfall in the second half as a result of impending distribution changes. The weak overall trends in the Soft Drinks & Snacks division are continuing into the second half of the year. The planned re-organisation of the Snacks business, announced in June, commenced implementation on 30 September. The realignment of distribution of the former Allied Domecq brands in Ireland will substantially reduce the profit of the Group's Distribution division when the expected changes become effective in February 2006.

In summary, the Group expects moderate EPS growth for the full 2005/6 fiscal year. Beyond 2005/6, the Group's objective is to enhance underlying earnings growth from the further roll-out of Magners in the U.K. To support this growth, C&C will expand its cider manufacturing capacity in Clonmel in 2006, ahead of the timeframe originally envisaged.

(i) Before non-recurring items and at constant 2005 currency rates

First Half Review

Objectives

C&C's objective is to deliver revenue and earnings growth by:

- Investing behind the continuing growth of Magners in the U.K. long alcohol drinks ("LAD") market.

- Supporting Bulmers continued outperformance of the Irish LAD market.
- Maintaining Tullamore Dew's strong growth trend in the international whiskey market.
- Maintaining operating margins in mature categories.

C&C's financial objectives include generating consistent, high levels of free cash flow and sustaining an attractive dividend stream for its shareholders. C&C will further enhance shareholder value by applying free cash flow to debt paydown.

Operating Review

Group Operating Summary	6 months to 31 August 2005 m	6 months to 31 August 2004 *(Reported)* m	6 months to 31 August 2004 *(Constant fx)* m	Growth Year-on-Year *(Constant fx)* %
Revenue	419.5	385.7	383.4	9.4
Profit before finance costs (ii)	68.4	62.9	62.0	10.3
Operating Margin %	16.3%	16.3%	16.2%	

Revenue of 419.5 million, represents a 9.4% increase on 2004 levels. Profit before finance costs increased by 10.3% to 68.4 million against 62.0 million in 2004(i). Operating margin, at 16.3%, is up slightly year-on-year, notwithstanding a 34%(i) increase in marketing investment.

The revenue increase principally reflects growth of 28% in the Cider division. The operating margin reflects the mix effect of strong growth in the higher margin Cider division which offset the margin declines in Soft Drinks & Snacks and Distribution divisions.

On a reported basis, revenue and profit before finance costs both increased 8.7% leaving operating margins unchanged.

(i) At constant 2005 currency rates

(ii) Excluding non-recurring items

Divisional Analysis: Cider

Cider Division	6 months to 31 August 2005 m	6 months to 31 August 2004 *(Reported)* m	6 months to 31 August 2004 *(Constant fx)* m	Growth Year-on-Year *(Constant fx)* %
Revenue	144.5	112.9	112.7	28.2
Profit before finance costs	45.1	35.7	35.6	26.7
Operating Margin %	31.2%	31.6%	31.6%	

Revenue for the Cider division of 144.5 million, represents a 28.2% increase on 2004 levels. Profit before finance costs increased 26.7% to 45.1 million against 35.6 million in 2004. Operating margin, at 31.2%, declined by 0.4 percentage points year-on-year.

It is estimated that the overall LAD market in the Republic of Ireland grew in terms of volume by 1% in the six months to August 2005 and that, within this, the on-trade showed modest decline and the off-trade strong growth. This outcome reflects good summer weather, particularly compared to 2004, and also the impact of the smoking ban in licensed premises for part of the comparable 2004 period.

Bulmers outperformed the LAD market and grew by 8% in the period. This strong performance reflected primarily the good summer weather but also strong brand fundamentals.

The Group's international cider brand Magners was successfully launched in the greater London area at the start of 2005. This, together with continued, strong growth in Scotland and Northern Ireland contributed to sales volumes which more than doubled within the period.

The decline in operating margins was due to increased marketing investment behind the Magners brand, partially offset by operational leverage.

Divisional Analysis: International Spirits & Liqueurs

International Division	6 months to 31 August 2005 m	6 months to 31 August 2004 *(Reported)* m	6 months to 31 August 2004 *(Constant fx)* m	Growth Year-on-Year *(Constant fx)* %
Revenue	28.9	28.8	28.0	3.2
Profit before finance costs	7.6	7.6	6.8	11.8
Operating Margin %	26.3%	26.4%	24.3%	

Revenue for the International Spirits & Liqueurs division of 28.9 million, represents a 3.2% increase on 2004 levels. Profit before finance costs increased 11.8% to 7.6 million against 6.8 million in 2004. Operating margin, at 26.3%, increased by 2.0 percentage points yearon-year.

Overall volume shipments increased 2% year-on-year. Within this total increase, Tullamore Dew recorded strong growth while Carolans declined.

The negative currency impact of the stronger euro amounted to 0.8 million to both revenue and profit before finance costs in the period.

The improved operating margin reflects reduced raw material costs.

Divisional Analysis: Soft Drinks & Snacks

Soft Drinks & Snacks	6 months to 31 August 2005 m	6 months to 31 August 2004 *(Reported)* m	6 months to 31 August 2004 *(Constant fx)* m	Growth Year-on-Year *(Constant fx)* %
Revenue	129.3	131.0	130.5	(0.9)
Profit before finance costs	13.3	16.6	16.6	(19.9)

Operating Margin %	10.3%	12.7%	12.7%	

Revenue for the Soft Drinks & Snacks division of 129.3 million, represents a 0.9% decrease on 2004 levels. Profit before finance costs decreased 19.9% to 13.3 million against 16.6 million in 2004. Operating margin, at 10.3%, declined by 2.4 percentage points year-on-year.

The overall soft drinks market volume grew by an estimated 2% in the period reflecting, in part, the good summer weather for the period. A modest decline in carbonated soft drinks was offset by strong growth in bottled water. The snack market showed modest decline in the period.

The revenue decrease in the period comprises a 2.1% volume decline and growth in net price yield of 1.2%. The volume decline reflected a drop in market share principally in the take home beverage category and market decline in the snacks category.

The decline in operating margins is a result of revenue decline and significantly increased marketing investment behind company brands in growth categories – these include Ballygowan and Club Energise.

Divisional Analysis: Distribution

Distribution	6 months to 31 August 2005 m	6 months to 31 August 2004 *(Reported)* m	6 months to 31 August 2004 *(Constant fx)* m	Growth Year-on-Year *(Constant fx)* %
Revenue	116.8	113.0	112.2	4.1%
Profit before finance costs	2.4	3.0	3.0	(20.0%)
Operating Margin %	2.1%	2.7%	2.7%	

Revenue for the Distribution division of 116.8 million represents a 4.1% increase on 2004 levels. Profit before finance costs declined by 20.0% to 2.4 million compared to 3.0 million in 2004.

Operating margin at 2.1% fell by 0.6 percentage points year-on-year.

The principal profit contributor of this division, wine & spirits distribution, recorded revenue growth of 6% and broadly unchanged margins. Declining margins in the wholesale segment of the division accounted for the profit and operating margin decline.

Finance Review

Foreign exchange
The restatement of August 2004 profit before finance costs, at 2005 exchange rates, reduces the reported figure for that period by 0.9 million. 0.8 million of this relates to transactions in the International Spirits & Liqueurs division and arises from the change in the US Dollar and Canadian Dollar exchange rates. The remaining 0.1 million relates to the translation of Sterling denominated results at the 2005 exchange rate. The restatement of profit before finance costs for the year ended 28 February 2005 at the average hedged rates for the current fiscal year (US41.27 and Can$ 1.61) is expected to reduce the reported figure by 2.2 million.

Non-recurring Items
Non-recurring items for the period of 8.3 million represent a provision for the costs associated with the re-organisation of the Snacks business announced in June 2005. Non-recurring items in the first half of 2004/5 represent costs associated with the Initial Public Offering of the Group's shares which took place in May 2004.

Interest costs
Interest costs, excluding non-recurring items, amounted to 10.3 million, which is 2.1 million lower than the corresponding period in 2004. The reduction is due to lower levels of debt as a result of internal cash flow and reduced interest rates following the May 2004 refinancing. The reduction is net of a 0.3 million increase arising from the IFRS reclassification of pension costs.

Future interest rate exposure is partially hedged at the following base (excluding margin) interest rates: Current year fully hedged at an effective rate of 3.00%; fiscal year 2007 - 250 million hedged at 3.375%; fiscal year 2008 - 200 million hedged at 3.30%; and fiscal year 2009 - 50 million hedged at 2.80%.

Taxation
The taxation charge for the period is based on an anticipated effective rate of tax on profits, before non-recurring items, of approximately 10% for the full financial year to 28 February, 2006.

Dividend
The Company will pay an interim dividend of 6.5 cent per share on 7 December, 2005. The dividend will be payable to shareholders on the Group's register at the close of business on 21 October, 2005.

Cash flow
Free Cash Flow amounted to 62 million (79% of EBITDA) in the period and benefited from positive movement on working capital and a low level of capital expenditure. Net cash flow of 47 million (before loan repayments) also benefited from a 9 million uptake of scrip shares in

lieu of a cash dividend.

Net debt

Net debt at 31 August, 2005 amounted to 394.3 million, a reduction of 47 million from the 28 February 2005 level. This represents an enterprise value gearing (net debt as a percentage of market capitalisation plus net debt) of 21%. Interest cover based on EBITDA was 7.9 times.

Group income statement
for the six months ended 31 August 2005

	Six months ended 31 August 2005			Six months ended 31 August 2004		
	Before Non-recurring items m	Non-recurring items m	Total m	Before Non-recurring items m	Non-recurring items m	Total m
Revenue	419.5	-	419.5	385.7	-	385.7
Net operating costs	(351.1)	(8.3)	(359.4)	(322.8)	(3.4)	(326.2)
Profit before finance costs	68.4	(8.3)	60.1	62.9	(3.4)	59.5
Finance costs (net)	(10.3)	-	(10.3)	(12.4)	(9.1)	(21.5)
Profit before tax	58.1	(8.3)	49.8	50.5	(12.5)	38.0
Income tax expense	(6.0)	0.9	(5.1)	(4.8)	0.4	(4.4)
Profit attributable to ordinary shareholders	52.1	(7.4)	44.7	45.7	(12.1)	33.6
Basic earnings per share (cent)			13.9			10.5
Diluted earnings per share (cent)			13.8			10.5

Group statement of recognised income and expense
for the six months ended 31 August 2005

	m	m

Profit for period attributable to ordinary shareholders	44.7	33.6
Income and expense recognised directly in equity:		
Exchange adjustments	0.3	(1.2)
Cash flow hedges	(2.6)	-
Actuarial gain/ (loss)	4.6	(3.9)
Deferred tax	(0.4)	0.8
Total recognised income and expense for period	46.6	29.3

Group statement of changes in equity for the six months ended 31 August 2005	m	m
Total equity at beginning of period	157.8	104.8
Impact of adopting IAS 32/ IAS 39 on 1 March 05	(4.1)	-
Total recognised income & expense for period	46.6	29.3
Scrip Issue	9.4	-
Dividends	(24.1)	-
New ordinary shares issued	-	6.1
Shares to be issued	0.5	0.2
Total equity at end of period	186.1	140.4

Group Balance Sheet
as at 31 August 2005

	Notes	31-Aug-05	31-Aug-04	28-Feb-05 (audited)
		m	m	m
Assets				
Non-current assets				

Property, plant & equipment		128.0	145.4	142.4
Goodwill		461.9	461.9	461.9
Deferred tax		7.8	6.7	7.4
		597.7	614.0	611.7
Current assets				
Inventories		53.5	52.2	49.2
Trade & other receivables		146.9	124.5	92.6
Cash & cash equivalents		62.7	43.7	26.0
Assets held for sale		4.8	-	-
		267.9	220.4	167.8
Total assets		865.6	834.4	779.5
Equity				
Issued capital	6	3.2	3.2	3.2
Share premium	6	12.8	3.4	3.4
Reserves	6	19.8	25.1	26.0
Retained earnings	6	150.3	108.7	125.2
Total equity		186.1	140.4	157.8
Liabilities				
Non-current liabilities				
Financial liabilities		439.9	486.3	447.0
Employment benefits – pension deficit		49.9	43.2	53.0
Deferred tax		5.5	5.6	5.9
		495.3	535.1	505.9
Current liabilities				
Financial liabilities		24.6	10.0	20.0
Trade & other payables		148.6	138.4	89.3
Current tax liabilities		11.0	10.5	6.5
		184.2	158.9	115.8
Total liabilities		679.5	694.0	621.7
Total equity and liabilities		865.6	834.4	779.5

Group cash flow statement
for the six months ended 31 August 2005

	6 months ended 31 August 2005 m	6 months ended 31 August 2004 m
Cash flows from operating activities		
Profit for period	44.7	33.6
Adjustments for:		
Finance costs	10.3	21.5
Income tax expense	5.1	4.4
Depreciation of property plant & equipment	10.1	10.2
Impairment of plant & equipment	2.6	-
Profit on disposal of property	(2.8)	-
Charge for share based employee benefits	0.5	0.2
Pensions charged to profit before finance costs less contributions paid	1.6	2.6
Provision movement re IPO costs	(0.1)	2.3
Provision movement re re-organisation costs	6.5	(2.4)
	78.5	72.4
Increase in inventories	(4.4)	(4.8)
Increase in debtors	(47.4)	(33.5)
Increase in creditors	51.2	37.0
Cash generated from operations	77.9	71.1
Interest received	0.4	0.4
Interest paid	(9.9)	(17.9)
Income taxes paid	(1.0)	(2.0)
Net cash from operating activities	67.4	51.6
Cash flows from investing activities		
Purchase of property plant & equipment	(6.2)	(10.4)
Sale of property plant & equipment	0.7	6.0
	(5.5)	(4.4)

Cash flows from financing activities		
Net issue/ redemption of ordinary share capital	-	0.3
Expenses paid in respect of shares issued		(13.5)
Bank loans repaid	(10.0)	(565.2)
New bank loans drawn down / issue costs paid	(0.5)	496.1
Dividends paid	(14.7)	-
Net cash used in financing activities	(25.2)	(82.3)
Net increase/ (decrease) in cash & cash equivalents	36.7	(35.1)
Cash & cash equivalents at beginning of period	26.0	78.8
Cash & cash equivalents at end of period	62.7	43.7

Notes to the interim results for the six months ended 31 August 2005

1. Basis of preparation

The interim results, which are abridged and unaudited, have been prepared on the basis of the accounting policies expected to apply for the financial year to 28 February 2006. This is the first year when the financial statements will be prepared under the International Financial Reporting Standards (IFRS) and the comparatives for 2004 have been restated from Irish Generally Accepted Accounting Principles (GAAP) to comply with IFRS. The accounting policies of the Group under IFRS are shown in appendix 1.
Preliminary IFRS financial statements for the year to 28 February 2005 and for the six months to 31 August 2004, which include reconciliations of Irish GAAP to IFRS, are also shown in appendix 1.
As permitted under the IFRS transition arrangements, the 2004 comparative figures have not been adjusted for the implementation of IAS 32 (Financial Instruments: Disclosure and Presentation) and IAS 39 (Financial Instruments: Recognition and Measurement). Instead IAS 32 and IAS 39 have been implemented at 1 March 2005 when the impact was as follows:

	m
Non-current assets – deferred tax	0.5
Financial Liabilities	(4.6)
Equity	(4.1)

The reduction in equity of 4.1m is recognised in the restated reserves at 1 March 2005 as outlined in note 6 and relates to interest rate swaps and forward currency contracts and related deferred tax which were not recognised under Irish GAAP.

The income tax expense for the six month period is calculated by applying the directors' best estimate of the annual effective tax rate to the profit for the period.

The interim results were approved by the Board on 11 October 2005.

2. Segmental analysis

Class of business analysis	Six months ended 31 August 2005 Revenue m	Six months ended 31 August 2005 *Net result m	Six months ended 31 August 2004 Revenue m	Six months ended 31 August 2004 *Net result m
Cider	144.5	45.1	112.9	35.7
International Spirits & Liqueurs	28.9	7.6	28.8	7.6
Soft Drinks & Snacks	129.3	13.3	131.0	16.6
Distribution	116.8	2.4	113.0	3.0
	419.5	68.4	385.7	62.9

*Net result represents profit before finance costs and non-recurring items

3. Earnings per ordinary share

	Six months to 31 August 2005	Six months to 31 August 2004
	m	m
Earnings as reported	44.7	33.6
Adjustments for non-recurring items net of tax	7.4	12.1
Earnings adjusted for non-recurring items	52.1	45.7
	'000	'000
Number of shares at beginning of period	321,130	321,130
Shares issued in lieu of dividend	2,922	-
Number of shares at end of period	324,052	321,130
Weighted average number of ordinary shares	321,940	321,130
Weighted average number of ordinary shares including share options	323,302	321,130
Basic earnings per share – cent	13.9	10.5
Diluted earnings per share – cent	13.8	10.5
Adjusted basic earnings per share – cent	16.2	14.2

4. Financial Liabilities

	31 August 2005 m	31 August 2004 m
Amounts falling due within one year		
Bank loans	20.0	10.0
Loss on mark to market - Derivatives	4.6	-
	24.6	10.0
Amounts falling due after one year		
Bank Loans	437.0	486.3
Loss on mark to market - Derivatives	2.9	-
	439.9	486.3

Unamortised issue costs of 3.0m have been netted against outstanding bank loans repayable after 1 year.

5. Analysis of net debt

	Cash & cash equivalents m	Bank loans due within one year m	Bank loans due after one year m	Net debt m
At 1 March 2005	(26.0)	20.0	447.0	441.0
At 31 August 2005	(62.7)	20.0	437.0	394.3

6. Reserves

	Share capital	Share Premium	Capital Reserves					Retained Earnings
			Capital redemption reserve	Capital reserve	Hedge reserve	Shares to be issued	FX Translation reserve	
	m	m	m	m	m	m	m	m
Group								
At 28 February 2005	3.2	3.4	0.3	24.9	-	0.6	0.2	125.2
IAS 39 adjustment	-	-	-	-	(4.1)	-	-	-

At 1 March 2005 – as restated	3.2	3.4	0.3	24.9	(4.1)	0.6	0.2	125.2
Scrip Issue	-	9.4	-	-	-	-	-	-
Retained profits	-	-	-	-	-	-	-	44.7
Dividend on ordinary shares								(24.1)
Other movements	-	-	-	-	(2.6)	0.5	-	4.5
At 31 August 2005	3.2	12.8	0.3	24.9	(6.7)	1.1	0.2	150.3

7. Dividend

An interim dividend of 6.5 cent per share is proposed on 324,052,889 ordinary shares amounting to 21.1m.

Notes not forming part of the interim results

1. General

Unless otherwise stated comparative information in this statement for revenue, marketing investment and profit before finance costs are for continuing operations, at constant foreign exchange rates for translation of Sterling and for transaction exposures for International spirits & liqueurs and are before non-recurring items. EBITDA is before non-recurring items and Free Cash Flow is before financing activities.

Volume data is in litres for ciders and soft drinks; 9 litre cases for wines, spirits and liqueurs; and kilos for snacks. Volume for the Soft Drinks & Snacks division is weighted on the basis of revenue. Unit price movements quoted are based on revenue net of excise duty where applicable.

The loss from transaction exposure is calculated by applying the actual rates in six months to 31 August, 2005 to the actual currency receipts in six months to 31 August, 2004.

2. Reconciliation of six months to 31 August, 2004 results at constant currency.

	Actual 6 months to Aug '04 m	IAS adjustments m	FX Translation m	FX Transaction m	6 months to Aug '04 at constant currency m
Revenue					
Cider	112.9	-	(0.2)	-	112.7
International	28.8	-	-	(0.8)	28.0
Soft drinks & snacks	131.0	-	(0.5)	-	130.5

Distribution	113.0	-	(0.8)	-	112.2
Total	385.7	-	(1.5)	(0.8)	383.4
Profit before finance costs					
Cider	36.5	(0.8)	(0.1)	-	35.6
International	7.7	(0.1)	-	(0.8)	6.8
Soft drinks & snacks	17.0	(0.4)	-	-	16.6
Distribution	3.0	-	-	-	3.0
Total	64.2	(1.3)	(0.1)	(0.8)	62.0

3. Special note regarding forward-looking information

Some statements in this interim report contain forward-looking statements. They represent our expectations for our business, and involve risks and uncertainties. We have based these forward-looking statements on our current expectations and projections about future events. We believe that our expectations and assumptions with respect to these forward-looking statements are reasonable. However, because these forward-looking statements involve known and unknown risks, uncertainties and other factors, which are in some cases beyond our control, our actual results or performance may differ materially from those expressed or implied by such forward-looking statements.

Appendix 1
Restatement of 2004/05 Results under International Financial Reporting Standards

CONTENTS

4. Review of main changes arising on transition to IFRS

5. Restatement of 2004/05 Financial Statements

   5.1 Year ended 28 February 2005
   5.2 Six months ended 31 August 2004
   5.3 Transition balance sheet as at 1 March 2004
   5.4 Segmental analysis restated

6. Statement of accounting policies under IFRS

7. Auditors' Report

1. 1. OVERVIEW

1.1 HIGHLIGHTS OF RESTATEMENT OF 2004/5 RESULTS UNDER IFRS

The Group's results for 2004/5 which were previously prepared in accordance with accounting practice generally accepted in the Republic of Ireland (Irish GAAP) have been restated under the recognition and measurement principles of International Financial Reporting Standards (IFRS).

The restated results and the reconciliations to the originally reported Irish GAAP statements are shown in Section 5.

The impact on the audited results for year-ended 28 February 2005 is summarised as follows:

	Irish GAAP	IFRS	% Change	*Comments on principal IFRS changes*
	m	m		
Revenue	750.4	750.4	-	
Operating Profit before goodwill amortisation	111.8	109.1	-2%	*Employee benefits and share based payments adjustments*

Profit before tax	54.4	81.5	+50%	*Non amortisation of goodwill*
Profit after tax	48.3	75.9	+57%	*Non amortisation of goodwill*
Total equity	150.4	157.8	+5%	*Pension and deferred tax assets and liabilities included under IFRS*
Net debt	441.0	441.0	-	
	cent	cent		
Earnings per share				
Basic EPS	15.0	23.6	+57%	*Non amortisation of goodwill*
Adjusted EPS	26.4	25.8	-2%	*Employee benefits and share based payments*

1.2 INTRODUCTION

Up to and including 28 February 2005, C&C Group plc ("the Group") prepared its consolidated financial statements in accordance with Irish GAAP.

The application of IFRS is mandatory for the consolidated financial statements of all entities whose securities are listed on a regulated exchange in the European Union (EU) and applies in respect of accounting periods commencing on or after 1 January 2005. The Regulation passed by the EU requires that IFRS-compliant financial statements be produced by the Group for the interim period ended 31 August 2005 and the year ending 28 February 2006 and that those financial statements contain a full set of disclosures for the comparative periods in 2004/5. As stipulated under IFRS 1 *First-time Adoption of International Financial Reporting Standards,* the transition date to IFRS (being the beginning of the earliest period for which the Group presents full comparative information under IFRS in its first IFRS financial statements) is 1 March 2004 other than for IAS32 and IAS39 where the transition date is 1 March 2005.

This document deals with the transition to IFRS under the following sections:

1. Overview of impact of transition to IFRS.

2. Basis of preparation of financial statements under IFRS.
3. Principal exemptions availed of on transition to IFRS.
4. Main changes arising on transition to IFRS.
5. Details of the reconciliation between Irish GAAP and the restated IFRS financial information.
6. New Group accounting policies based on IFRS.
7. Independent auditors' report on the restated IFRS financial information.

Details of the impact of the transition to the recognition and measurement principles of IFRS on the Group's reported performance and financial position is shown in Section 5 as follows:

5.1 Audited Group Income Statement and Group Statement of Recognised Income and Expense for the year ended 28 February 2005 and Group Balance Sheet as at that date together with reconciliations of profit and equity from Irish GAAP to IFRS.
5.2 Unaudited Group Income Statement and Group Statement of Recognised Income and Expense for the six-month period ended 31 August 2004 and Group Balance Sheet as at that date together with reconciliations of profit and equity from Irish GAAP to IFRS.
5.3 Adjustments required to the Irish GAAP Group Balance Sheet as at 1 March 2004 (the "transition date" as defined above) for transition to IFRS.
5.4 Restatement under IFRS of selected segmental information published in 2004/5 Interim and Annual Reports.

The Group has adopted preliminary new accounting policies to adopt IFRS which are outlined in Section 6 and which are conditional on the adoption by the EU of a number of IFRS that still have to be endorsed.

The restatements of the Group Income Statement, Statement of Recognised Income and Expense, Balance Sheet and segmental information for the full year ended 28 February 2005 and the Transition Balance Sheet dated 1 March 2004 have been audited by the Group's auditors, KPMG, Chartered Accountants. The financial information in respect of the six months ended 31 August 2004 is unaudited.

1.3 OVERVIEW OF IMPACT OF TRANSITION TO IFRS

The standards which give rise to the most significant changes to the Group financial statements on transition to IFRS are:

IFRS 2	Expensing of share-based payments at fair value
IFRS 3	Non-amortisation of goodwill
IAS 12	Deferred tax computed on the basis of temporary differences
IAS 19	Recognition of defined benefit pension schemes' assets and liabilities

IAS 32/ IAS 39 Recognition and measurement of financial instruments – derivatives carried at fair value; classification of hedges (from 1 March 2005 only)

The impact of the transition to IFRS on the Group financial statements is summarised as follows:

	Full year 2005		Interim 2004 (Unaudited)	
	Irish GAAP	IFRS	Irish GAAP	IFRS
	m	m	m	m
Group Income Statement				
Revenue	750.4	750.4	385.7	385.7
Operating profit before goodwill	111.8	109.1	60.8	59.5
Profit before finance costs	85.2	112.3	45.9	59.5
Profit before tax (PBT)	54.4	81.5	24.4	38.0
Profit after tax	48.3	75.9	19.9	33.6
Tax rate (as a % of PBT)	11.2%	6.9%	18.4%	11.6%
Basic EPS (euro cent)	15.0c	23.6c	6.2c	10.5c
Group Balance Sheet				
Total assets	742.6	779.5	813.1	834.4
Total liabilities	592.2	621.7	666.5	694.0
Total equity	150.4	157.8	146.6	140.4
Net debt	441.0	441.0	452.6	452.6

2 BASIS OF PREPARATION OF FINANCIAL STATEMENTS UNDER IFRS

EU law requires all publicly quoted companies in the EU to prepare their consolidated financial statements for accounting periods commencing on or after 1 January 2005 in accordance with IFRS and accordingly the Group's financial statements for the year to 28 February 2006 will be prepared on this basis.

The financial information presented in this document has been prepared in accordance with the recognition and measurement principles of IFRS and Interpretations issued by the International Accounting Standards Board (IASB) that either have been endorsed by the EU or are expected to be endorsed and be effective by 28 February 2006. On this basis the Group has adopted preliminary new accounting policies and these are set out in Section 6.

The restated 2004/5 financial information provided in this document and the new group accounting policies are conditional on certain of the IFRS being approved by the EU, in particular the *Amendment to IAS 19: Actuarial Gains and Losses*, *Group Plans and Disclosures* which allows the recognition of actuarial gains and losses in the Statement of Recognised Income and Expense.

3 PRINCIPAL EXEMPTIONS AVAILED OF ON TRANSITION TO IFRS

The rules for first time adoption of IFRS are set out in IFRS 1, *First-time adoption of International Financial Reporting Standards.* In general the Group is required to establish its IFRS Accounting Policies for 2005/6 and apply these retrospectively to determine the IFRS opening balance sheet at the transition date of 1 March 2004. The standard permits a number of specified exemptions from the general principle of retrospective restatement and the Group has elected, in common with the majority of other listed companies, to avail of a number of these exemptions as follows:

(i) Business Combinations

Business combinations that occurred prior to the transition date of 1 March 2004 have not been subject to restatement. As a result, goodwill as at the transition date is carried forward at its net book value and together with goodwill arising on business combinations after the transition date is subject to annual impairment testing in accordance with IAS 36: *Impairment of Assets.* As required by IFRS 1 goodwill was assessed for impairment as at the transition date and no impairment resulted from this exercise.

(ii) Employee Benefits

The Group has elected to recognise all cumulative actuarial gains and losses applicable to defined benefit pension schemes in the transition balance sheet and to adjust them against retained income. Going forward, the Group expects to apply the amendment to IAS 19: *Actuarial Gains and Losses, Group Plans and Disclosures*, (not yet endorsed by the EU) which allows actuarial gains and losses to be recognised immediately in the Statement of Recognised Income and Expense. This approach is consistent with the treatment required by FRS 17 the effect of which we have previously disclosed in our Irish GAAP financial statements.

(iii) Financial Instruments

The Group has availed of the exemption under IFRS 1 not to restate the comparative information under IAS 32: *Financial Instruments: Disclosure and Presentation* and IAS 39: *Financial Instruments: Recognition and Measurement.* Comparative information on financial instruments for 2004/5 in the 2005/6 financial statements will be presented on the Irish GAAP basis.

(iv) Currency Translation Adjustments

IFRS require that on disposal of a foreign operation, the cumulative amount of currency translation differences previously recognised

directly in reserves for that operation be transferred to the income statement as part of the profit or loss on disposal. The Group has deemed the cumulative currency translation differences applicable to foreign operations to be zero as at the transition date. The cumulative currency translation differences arising after the transition date (i.e. during 2004/5) have been re-classified from retained income to a separate component of equity (termed the "foreign currency translation reserve") with no net impact on capital and reserves attributable to the Group's equity holders.

4 REVIEW OF MAIN CHANGES ARISING ON TRANSITION TO IFRS

The most significant changes arising from the transition to IFRS from Irish GAAP are described in the following paragraphs. The impact of these changes on the Group's 2004/5 Full Year and Interim Income Statements and Balance Sheets is set out in Section 5 of this document and is based on the preliminary accounting policies set out in Section 6.

(i) IFRS 2: *Share-based Payment*

IFRS 2: *Share-based Payment*, requires that an expense for share-based payments, which in the case of the Group are executive share option schemes, be recognised in the income statement based on their fair value at the date of grant. This expense is recognised over the vesting period of the schemes. The charge recognised in the Income Statement is based on the directors' assessment of the likelihood that the vesting conditions attaching to the options will be achieved. Fair value calculations have been applied in respect of share entitlements granted in May 2004. The fair value of the share entitlements was determined by using a trinomial option-pricing model. The following inputs were used in determining the fair value of share entitlements:

- The exercise price, which is the market price at the date the share entitlements were granted.
- Future price volatility was based on historical volatility of mid cap Irish companies and international drink companies and is assessed over five years being the estimated average period from date of grant to exercise of the share entitlements.
- The risk free interest rate used in the model is the rate applicable to Irish Government Bonds with a remaining term equal to the expected term of the share entitlements being valued.
- Dividend yield.

An expense of 0.6 million has been recognised in the Group Income Statement in respect of the year ended 28 February 2005 (0.2 million for the six months ended 31 August 2004) and this is based on share entitlements granted in May 2004.

(ii) IFRS 3: *Business Combinations*

Under Irish GAAP, goodwill recognised on acquisitions was amortised over its useful life of 20 years. Under IFRS 3 goodwill is no longer amortised on a straight line basis but instead is subject to annual impairment testing. At 1 March 2004, the transition date, the Group held a net goodwill asset of 461.9 million that is carried forward at its net book value and, together with goodwill arising on business combinations subsequent to the transition date, is subject to annual impairment testing in accordance with IAS 36: *Impairment of Assets*. As a result the

2004/5 charge of 29.8 million under Irish GAAP for goodwill amortisation is not charged under IFRS and results in an increase in pre-tax profit. Under Irish GAAP, the Group previously reversed the goodwill amortisation charge to determine adjusted earnings per share. This change, therefore, more appropriately aligns the accounting treatment of goodwill with the Group's presentation of the underlying earnings performance of the business.

At 1 March 2004 and 28 February 2005 impairment testing was performed on goodwill and no impairments resulted.

(iii) IAS 12: *Income taxes*

Under Irish GAAP, *deferred tax* was recognised in respect of all timing differences as required by FRS 19: *Deferred Tax* that had originated but not reversed by the balance sheet date.

Deferred tax under IAS 12: *Income Taxes*, is recognised in respect of all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying value for financial reporting purposes, with certain exceptions. IAS 12 also requires that deferred tax assets and liabilities must be disclosed separately on the balance sheet, unless they qualify for offset. IAS 12 results in an overall increase in the net deferred tax liability of the Group. The adjustments made to deferred tax assets and liabilities as at the transition date of 1 March 2004, and reflected in the transition balance sheet, principally relate to the following issues:

- The Group revalued its freehold and long leasehold properties in 1998. IAS 12 requires a provision to be made for deferred tax on property revaluation surpluses and this gave rise to a deferred tax liability of 1.5m that is reflected in the transition balance sheet.
- IAS 12 requires that a deferred tax provision be made for all rolled-over capital gains rather than only those expected to crystallise. The IFRS transition balance sheet includes a deferred tax liability of 0.5m in respect of rolled-over capital gains, which did not arise under Irish GAAP.
- The deferred tax impact of defined benefit pension scheme surpluses and deficits accounted for in accordance with IAS 19: *Employee Benefits*, has resulted in the creation of a deferred tax asset of 5.8 million in the transition balance sheet.

IAS 12 requires deferred tax to be provided in respect of undistributed profits of overseas subsidiaries unless the parent is able to control the timing of remittances and it is probable that such remittances will not be made in the foreseeable future. As the Group is able to control the timing of remittances from overseas subsidiaries and no such remittances are anticipated in the foreseeable future, no provision has been made for any tax on undistributed profits of overseas subsidiaries.

(iv) IAS 19: *Employee Benefits*

The Group previously applied the provisions of SSAP 24: *Accounting for Pension Costs* under Irish GAAP and provided detailed disclosure under FRS 17: *Retirement Benefits* in accounting for pensions and other post employment benefits. IAS 19: *Employee Benefits*, requires the

net assets and liabilities of defined benefit pension schemes to be recognised on the face of the balance sheet. The Group's transition IFRS Balance Sheet reflects the net assets and liabilities of the Group's defined benefit pension schemes. In accordance with the alternative allowed under IFRS 1, the Group has recognised all cumulative actuarial gains and losses attributable to its defined benefit pension schemes as at the transition date. This has resulted in a pre-tax reduction in net assets of 37.0 million, which represents the sum of the deficit plus the reversal of a SSAP 24 creditor in the Irish GAAP balance sheet as at 28 February 2004. An associated deferred tax asset of 5.8 million has been recognised in respect of the pension deficit. Therefore the total adjustment to net assets is 31.2 million.

The reduction in the 2004/5 profit before tax as a result of the adoption of IAS 19, compared to SSAP 24, is 2.1 million.

The Group has elected to apply the amendment to IAS 19, which allows actuarial gains and losses to be taken directly to reserves through the Statement of Recognised Income and Expense.

(v) IAS 32: *Financial Instruments: Disclosure and Presentation and* IAS 39 *Financial Instruments: Recognition and Measurement*

The Group has availed of the exemption not to restate comparative information for both IAS 32 and IAS 39 in relation to financial instruments.

The Group enters into derivative instruments to limit its exposure to interest rate and foreign exchange risk. Under Irish GAAP, these instruments were accounted for using a hedging model, whereby gains and losses were deferred until the underlying transaction occurred. Under IFRS, derivative instruments are recognised on the balance sheet at fair value. In order to achieve hedge accounting under IFRS, certain criteria must be met regarding documentation, designation and effectiveness of the hedge.

When a derivative is used to hedge against fluctuations in fair value of a recognised asset, liability or firm commitment, the change in fair value of both the hedging instrument and the hedged risk in the hedged item are recognised in the income statement when they occur.

When a derivative is used to hedge against fluctuations in future cash flows relating to a recognised asset, liability or probable forecast transaction, the change in fair value of the hedging instrument is recognised in equity to the extent that it is an effective hedge until those future cash flows occur.

The Group will apply IAS 32 and IAS 39 for the first time prospectively from 1 March 2005.

(vi) Other less significant adjustments

- Dividends. In accordance with IAS 10: *Events after the Balance Sheet date* interim dividends are recognised when paid and final dividends once approved by shareholders at the Annual General Meeting.

- Returnable packaging has been reclassified as Property, plant & equipment in accordance with IAS 16.

5. RESTATEMENT OF 2004/05 FINANCIAL STATEMENTS

5.1 FOR THE YEAR ENDED 28 FEBRUARY 2005

C&C Group plc
Group income statement
for the year ended 28 February 2005

	Restated under IFRS Audited		
	Before non-recurring items m	Non-recurring Items m	Total m
Revenue	750.4	-	750.4
Operating costs	(638.0)	(0.1)	(638.1)
Profit before finance costs	112.4	(0.1)	112.3
Finance costs (net)	(21.6)	(9.2)	(30.8)
Profit before tax	90.8	(9.3)	81.5
Income tax expense	(8.1)	2.5	(5.6)
Profit attributable to ordinary shareholders	82.7	(6.8)	75.9
Basic earnings per share (cent)			23.6
Diluted earnings per share (cent)			23.6

Group statement of recognised income and expense
for the year ended 28 February 2005

	m
Profit attributable to ordinary shareholders	75.9
Income and expense recognised directly in equity:	

Exchange differences	(1.5)
Deferred tax	1.4
Actuarial loss	(11.8)
Total recognised income and expense for year	64.0

Group statement of changes in equity for the year ended 28 February 2005

	m
Total equity at beginning of year	104.8
Total recognised income and expense for year	64.0
Dividends on ordinary shares	(17.7)
Shares to be issued	0.6
New ordinary shares issued	6.1
Total equity at end of year	157.8

C&C Group plc
Group income statement – reconciliation from Irish GAAP to IFRS (audited) for the year ended 28 February 2005

	Under Irish GAAP	Impact of transition to IFRS					Under IFRS
		IAS 10 Events after the BS date	IAS 12 Deferred Taxation	IAS 19 Employee Benefits	IFRS2 Share Based Payments	IFRS 3 Business Combinations	
	m	m	m	m	m	m	m
Revenue	750.4	-	-	-	-	-	750.4
Operating costs	(635.3)	-	-	(2.1)	(0.6)	-	(638.0)
IPO related transaction costs	(3.3)	-	-	-	-	-	(3.3)
Amortisation of goodwill	(29.8)	-	-	-	-	29.8	-
Operating Profit	82.0	-	-	(2.1)	(0.6)	29.8	109.1
Profit on disposal of fixed assets	3.2	-	-	-	-	-	3.2

Profit before finance costs	85.2	-	-	(2.1)	(0.6)	29.8	112.3
Finance costs (net)	(30.8)	-	-	-	-	-	(30.8)
Profit before tax	54.4	-	-	(2.1)	(0.6)	29.8	81.5
Income tax expense	(6.1)	-	0.3	0.2	-	-	(5.6)
Profit attributable to ordinary shareholders	48.3	-	0.3	(1.9)	(0.6)	29.8	75.9
Dividends - paid	(17.7)	-	-	-	-	-	(17.7)
- proposed	(24.1)	24.1	-	-	-	-	-
Profit retained for financial year	6.5	24.1	0.3	(1.9)	(0.6)	29.8	58.2

C&C Group plc
Consolidated Group Balance Sheet
as at 28 February 2005

	Restated under IFRS (audited) 28 Feb 05 m
Assets	
Non-current assets	
Property, plant & equipment	142.4
Goodwill	461.9
Deferred tax	7.4
	611.7
Current assets	
Inventories	49.2
Trade & other receivables	92.6
Cash & cash equivalents	26.0
	167.8

Total assets	779.5
Equity	
Issued capital	3.2
Share premium	3.4
Other reserves	26.0
Retained earnings	125.2
Total equity	157.8
Liabilities	
Non-current liabilities	
Financial liabilities	447.0
Employee benefits – pension deficit	53.0
Deferred tax	5.9
	505.9
Current liabilities	
Financial liabilities	20.0
Trade & other payables	89.3
Current tax liabilities	6.5
	115.8
Total liabilities	621.7
Total equity and liabilities	779.5

C&C Group plc
Consolidated Group Balance Sheet – reconciliation from Irish GAAP to IFRS (audited)
as at 28 February 2005

Under Irish GAAP	IAS 10 Events after the BS date	IAS 12 Income Taxes	IAS 16 Property, Plant & Equipment	IAS 19 Employee Benefits	IAS 21 Effects of changes in FX rates	IFRS2 Share Based Payments	IFRS 3 Business Combinations	Under IFRS
m	m	m	m	m	m	m	m	m

Assets									
Non-current assets									
Property, plant & equipment	138.5	-	-	3.9	-	-	-	-	142.4
Goodwill	432.1	-	-	-	-	-	-	29.8	461.9
Deferred tax	-	-	-	-	7.4	-	-	-	7.4
	570.6	-	-	3.9	7.4	-	-	29.8	611.7
Current assets									
Inventories	55.0	-	-	(5.8)	-	-	-	-	49.2
Trade & other receivables	91.0	-	-	1.9	-	(0.3)	-	-	92.6
Cash & cash equivalents	26.0	-	-	-	-	-	-	-	26.0
	172.0	-	-	(3.9)	-	(0.3)	-	-	167.8
Total assets	742.6	-	-	-	7.4	(0.3)	-	29.8	779.5
Equity									
Issued capital	3.2	-	-	-	-	-	-	-	3.2
Share premium	3.4	-	-	-	-	-	-	-	3.4
Other reserves	25.2	-	-	-	-	0.2	0.6	-	26.0
Retained earnings	118.6	24.1	(1.7)	-	(44.5)	(0.5)	(0.6)	29.8	125.2
Total equity	150.4	24.1	(1.7)	-	(44.5)	(0.3)	-	29.8	157.8
Liabilities									
Non-current liabilities									
Financial liabilities	447.0	-	-	-	-	-	-	-	447.0
Employee benefits – pension deficit	-	-	-	-	53.0	-	-	-	53.0
Deferred tax	4.2	-	1.7	-	-	-	-	-	5.9
	451.2	-	1.7	-	53.0	-	-	-	505.9
Current liabilities									
Financial liabilities	20.0	-	-	-	-	-	-	-	20.0
Trade & other payables	114.5	(24.1)	-	-	(1.1)	-	-	-	89.3
Current tax liabilities	6.5	-	-	-	-	-	-	-	6.5
	141.0	(24.1)	-	-	(1.1)	-	-	-	115.8

Total liabilities	592.2	(24.1)	1.7	-	53.0	-	-	-	621.7
Total equity and liabilities	742.6	-	-	-	7.4	(0.3)	-	29.8	779.5

5.2 FOR SIX MONTHS ENDED 31 AUGUST 2004

C&C Group plc
Group income statement
for six months ended 31 August 2004

	Restated under IFRS Unaudited		
	Before non-recurring items m	Non-recurring items m	Total m
Revenue	385.7	-	385.7
Operating costs	(322.8)	(3.4)	(326.2)
Profit before finance costs	62.9	(3.4)	59.5
Finance costs (net)	(12.4)	(9.1)	(21.5)
Profit before tax	50.5	(12.5)	38.0
Income tax expense	(4.8)	0.4	(4.4)
Profit attributable to ordinary shareholders	45.7	(12.1)	33.6
Basic earnings per share (cent)			10.5
Diluted earnings per share (cent)			10.5

Group statement of recognised income and expense for the six months ended 31 August 2004

	m
Profit attributable to ordinary shareholders	33.6
Income and expense recognised directly in equity:	
Exchange differences	(1.2)
Actuarial loss	(3.9)
Deferred tax	0.8
Total recognised income and expense for period	29.3

Group statement of changes in equity for the six months ended 31 August 2004

	m
Total equity at beginning of period	104.8
Total recognised income and expense for period	29.3
Shares to be issued	0.2
New ordinary shares issued	6.1
Total equity at end of period	140.4

C&C Group plc
Group income statement – reconciliation from Irish GAAP to IFRS (unaudited)
for six months ended 31 August 2004

		Impact of transition to IFRS				
	Under Irish GAAP	IAS 10 Events after the BS date	IAS 19 Employee Benefits	IFRS2 Share Based Payments	IFRS 3 Business Combinations	Under IFRS
	m	m	m	m	m	m
Revenue	385.7	-	-	-	-	385.7
Operating costs	(321.5)	-	(1.1)	(0.2)	-	(322.8)
IPO related transaction costs	(3.4)	-	-	-	-	(3.4)
Amortisation of goodwill	(14.9)	-	-	-	14.9	-
Profit before finance costs	45.9	-	(1.1)	(0.2)	14.9	59.5
Finance costs (net)	(21.5)	-	-	-	-	(21.5)
Profit before tax	24.4	-	(1.1)	(0.2)	14.9	38.0
Income tax expense	(4.5)	-	0.1	-	-	(4.4)
Profit attributable to ordinary shareholders	19.9	-	(1.0)	(0.2)	14.9	33.6
Ordinary dividends – proposed interim	(17.7)	17.7	-	-	-	-
Profit retained for financial period	2.2	17.7	(1.0)	(0.2)	14.9	33.6

C&C Group plc
Consolidated Group Balance Sheet
as at 31 August 2004

	Restated under IFRS (unaudited) m
Assets	
Non-current assets	
Property, plant & equipment	145.4
Goodwill	461.9
Deferred tax	6.7
	614.0
Current assets	
Inventories	52.2
Trade & other receivables	124.5
Cash & cash equivalents	43.7
	220.4
Total assets	834.4
Equity	
Issued capital	3.2
Share premium	3.4
Other reserves	25.1
Retained earnings	108.7
Total equity	140.4
Liabilities	
Non-current liabilities	
Financial liabilities	486.3
Employee benefits – pension deficit	43.2
Deferred tax	5.6
	535.1
Current liabilities	
Financial liabilities	10.0
Trade & other payables	138.4
Current tax liabilities	10.5
	158.9

Total liabilities	694.0
Total equity and liabilities	834.4

C&C Group plc
Consolidated Group Balance Sheet – reconciliation from Irish GAAP to IFRS (unaudited)
as at 31 August 2004

	Under Irish GAAP	IAS 10 Events after the BS date	IAS 12 Income Taxes	IAS 16 Property, Plant & Equipment	IAS 19 Employee Benefits	IAS 21 Effects of changes in FX rates	IFRS2 Share Based Payments	IFRS 3 Business Combinations	Under IFRS
	m	m	m	m	m	m	m	m	m
Assets									
Non-current assets									
Property, plant & equipment	141.8	-	-	3.6	-	-	-	-	145.4
Goodwill	447.0	-	-	-	-	-	-	14.9	461.9
Deferred tax	-	-	-	-	6.7	-	-	-	6.7
	588.8	-	-	3.6	6.7	-	-	14.9	614.0
Current assets									
Inventories	57.7	-	-	(5.5)	-	-	-	-	52.2
Trade & other receivables	122.9	-	-	1.9	-	(0.3)	-	-	124.5
Cash & cash equivalents	43.7	-	-	-	-	-	-	-	43.7
	224.3	-	-	(3.6)	-	-	-	-	220.4
Total assets	813.1	-	-	-	6.7	(0.3)	-	14.9	834.4
Equity									
Issued capital	3.2	-	-	-	-	-	-	-	3.2
Share premium	3.4	-	-	-	-	-	-	-	3.4
Other reserves	24.9	-	-	-	-	-	0.2	-	25.1
Retained earnings	115.1	17.7	(2.0)	-	(36.5)	(0.3)	(0.2)	14.9	108.7
Total equity	146.6	17.7	(2.0)	-	(36.5)	(0.3)	-	14.9	140.4

Liabilities									
Non-current liabilities									
Financial liabilities	486.3	-	-	-	-	-	-	-	486.3
Employee benefits – pension deficit	-	-	-	-	43.2	-	-	-	43.2
Deferred tax	3.6	-	2.0	-	-	-	-	-	5.6
	489.9	-	2.0	-	43.2	-	-	-	535.1
Current liabilities									
Financial liabilities	10.0	-	-	-	-	-	-	-	10.0
Trade & other payables	156.1	(17.7)	-	-	-	-	-	-	138.4
Current tax liabilities	10.5	-	-	-	-	-	-	-	10.5
	176.6	(17.7)	-	-	-	-	-	-	158.9
Total liabilities	666.5	(17.7)	2.0	-	43.2	-	-	-	694.0
Total equity and liabilities	813.1	-	-	-	6.7	(0.3)	-	14.9	834.4

5.3 TRANSITION BALANCE SHEET AS AT 1 MARCH 2004

C&C Group plc
Consolidated Group Balance Sheet
as at 1 March 2004 (transition date)

	Restated under IFRS (audited) m
Assets	
Non-current assets	
Property, plant & equipment	147.8
Goodwill	461.9
Deferred tax	5.8
	615.5
Current assets	

Inventories	46.2
Trade & other receivables	97.6
Cash & cash equivalents	78.8
	222.6
Total assets	838.1
Equity	
Issued capital	0.5
Share premium	-
Other reserves	24.9
Retained earnings	79.4
Total equity	104.8
Liabilities	
Non-current liabilities	
Financial liabilities	507.0
Employee benefits – pension deficit	37.7
Deferred tax	5.7
Provision for Liabilities and charges	22.0
	572.4
Current liabilities	
Financial liabilities	52.9
Trade & other payables	85.3
Current tax liabilities	22.7
	160.9
Total liabilities	733.3
Total equity and liabilities	838.1

C&C Group plc
Consolidated Group Balance Sheet – reconciliation from Irish GAAP to IFRS (audited)
as at 1 March 2004 (transition date)

	Under Irish GAAP m	IAS 12 Income Taxes m	IAS 16 Property, Plant & Equipment m	IAS 19 Employee Benefits m	IAS 21 Effects of changes in FX rates m	Under IFRS m
Assets						
Non-current assets						
Property, plant & equipment	144.1	-	3.7	-	-	147.8
Goodwill	461.9	-	-	-	-	461.9
Deferred tax	-	-	-	5.8	-	5.8
	606.0	-	3.7	5.8	-	615.5
Current assets						
Inventories	51.7	-	(5.5)	-	-	46.2
Trade & other receivables	96.1	-	1.8	-	(0.3)	97.6
Cash & cash equivalents	78.8	-	-	-	-	78.8
	226.6	-	(3.7)	-	(0.3)	222.6
Total assets	832.6	-	-	5.8	(0.3)	838.1
Equity						
Issued capital	0.5	-	-	-	-	0.5
Share premium	-	-	-	-	-	-
Other reserves	24.9	-	-	-	-	24.9
Retained earnings	112.9	(2.0)	-	(31.2)	(0.3)	79.4
Total equity	138.3	(2.0)	-	(31.2)	(0.3)	104.8
Liabilities						
Non current liabilities						
Financial liabilities	507.0	-	-	-	-	507.0
Employee benefits – pension deficit	-	-	-	37.7	-	37.7
Deferred tax	3.7	2.0	-	-	-	5.7
Provisions for liabilities & charges	22.0	-	-	-	-	22.0
	532.7	2.0	-	37.7	-	572.4

Current liabilities						
Financial liabilities	52.9	-	-	-	-	52.9
Trade & other payables	86.0	-	-	(0.7)	-	85.3
Current tax liabilities	22.7	-	-	-	-	22.7
	161.6	-	-	(0.7)	-	160.9
Total liabilities	694.3	2.0	-	37.0	-	733.3
Total equity and liabilities	832.6	-	-	5.8	(0.3)	838.1

5.4 5.4 SEGMENTAL ANALYSIS RESTATED

C&C Group plc
Restatement under IFRS of selected segmental information

Year ended 28 February 2005 (audited)	Year ended 28 February 2005		
	Turnover	*Net result	Net assets
	m	m	m
Class of business analysis			
Cider	212.6	64.8	385.6
International Spirits & Liqueurs	68.5	17.4	59.7
Soft Drinks & Snacks	238.7	24.3	113.0
Distribution	230.6	5.9	40.5
Total	750.4	112.4	598.8
Unallocated IPO preparation costs	-	(3.3)	-
Group net borrowings	-	-	(441.0)
	750.4	109.1	157.8
Geographical analysis by country of operation			
Republic of Ireland	613.5	112.5	589.7
Rest of the world	136.9	(0.1)	9.1
Unallocated items	-	(3.3)	(441.0)
Total	750.4	109.1	157.8
Geographical analysis by country of destination			
Republic of Ireland	530.2		
UK	147.6		

Rest of Europe	27.3
North America	35.9
Rest of the world	9.4
Total	750.4

Other Segment Information	Capital Expenditure m	Depreciation m
Class of business analysis		
Cider	6.5	7.2
International Spirits & Liqueurs	3.1	0.6
Soft Drinks & Snacks	9.9	11.6
Distribution	0.8	1.0
	20.3	20.4

6 months ended 31 August 2004 (unaudited)

	Six months ended 31 August 2004	
Class of business analysis	Revenue m	*Net result m
Cider	112.9	35.7
International Spirits & Liqueurs	28.8	7.6
Soft drinks & snacks	131.0	16.6
Distribution	113.0	3.0
	385.7	62.9

*Net result represents profit before net finance costs and non-recurring items

6. STATEMENT OF ACCOUNTING POLICIES UNDER IFRS

Statement of compliance

The financial information in this document has been prepared in accordance with the recognition and measurement principles of International Financial Reporting Standards (IFRS), including Interpretations issued by the International Accounting Standards Board ("IASB") and its committees which are expected to be endorsed by the European Commission by 28 February 2006.

Details of the qualifications to be taken into account and the principal exemptions availed of on transition to IFRS are set out in Sections 2

and 3 of this document.

Basis of preparation

The financial information, which is presented in euro millions to one decimal place, has been prepared on an historical cost basis except for the measurement at fair value of share options and derivative instruments (prospectively from 1 March 2005).

Basis of consolidation

The financial statements comprise the financial statements of C&C Group plc and its subsidiaries. Subsidiaries, which are entities controlled by the Group, are consolidated from the date on which control is transferred to the Group and cease to be consolidated from the date on which control is transferred out of the Group. Control exists when the company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain economic benefits from its activities. Financial statements of subsidiaries are prepared for the same reporting year as the parent company and, where necessary, adjustments are made to the results of subsidiaries to bring their accounting policies into line with those used by the Group.

All inter-company balances and transactions, including unrealised gains arising from inter-group transactions, have been eliminated in full. Unrealised losses are eliminated in the same manner as unrealised gains except to the extent that they provide evidence of impairment.

Revenue

Revenue comprises the fair value of goods supplied by the Group, inclusive of excise duty and exclusive of inter-company sales and value added tax, after allowing for discounts and other allowances. Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Group, that it can be reliably measured, and that the significant risks and rewards of ownership of the goods have passed to the buyer.

Foreign currency translation

Transactions in foreign currencies are recorded at the rate of exchange ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the exchange rate ruling at the balance sheet date and all differences arising are taken to the consolidated income statement with the exception of differences arising on long term inter-company monetary assets and liabilities which form part of the net investment of the group in its foreign subsidiaries. Exchange differences on the net investment in foreign entities are taken directly to equity.

Results and cash flows of non-euro subsidiary undertakings are translated into euro at average exchange rates for the year, and the related balance sheets are translated at the rates of exchange ruling at the balance sheet date.

On disposal of a foreign operation, accumulated currency translation differences are recognised in the income statement as part of the overall gain or loss on disposal; the cumulative currency translation differences arising prior to the transition date are deemed to be zero for the purposes of ascertaining the gain or loss on disposal of a foreign operation subsequent to 1 March 2004.

Property, plant and equipment

Property, plant and equipment is stated at cost less accumulated depreciation and impairment losses except for land which is not depreciated. Subsequent costs are included in an asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group. Property, plant and equipment is depreciated over its expected useful economic life on a straight line basis at the following rates:

Freehold and long leasehold buildings	2%
Plant and machinery	10%
Motor vehicles	15%
Other equipment	5-20%
Returnable bottles, cases and kegs	10-25%

The residual value and useful lives of property, plant and equipment are reviewed and adjusted if appropriate at each balance sheet date.

On disposal of property, plant and equipment the cost and related accumulated depreciation and impairments are removed from the financial statements and the net amount, less any proceeds, is taken to the income statement.

The carrying amounts of the Group's property, plant and equipment are reviewed at each balance sheet date to determine whether there indication of impairment. An impairment loss is recognised when the carrying amount of an asset or its cash generation unit exceeds its reco amount (being the greater of fair value less costs of sale and value in use). Impairment losses are recognised in the income statement unless th is recorded at a revalued amount in which case it is firstly dealt with through the revaluation reserve with any residual amount being transferred income statement.

Business combinations

Other than the merger of the Company with C&C Group International Holdings Ltd and subsidiaries in 2004, which was accounted fo transaction under common control, the purchase method of accounting is employed in accounting for acquisitions of new subsidiaries by the The Group has availed of the exemption under IFRS 1: *First-time Adoption of International Financial Reporting Standards*, whereby b combinations prior to the transition date of 1 March 2004 are not restated. IFRS 3: *Business Combinations*, has been applied with effect fr transition date of 1 March 2004 and goodwill amortisation ceased from that date.

The cost of a business combination is measured as the aggregate of the fair value at the date of exchange of assets given, liabilities incu assumed and equity instruments issued in exchange for control together with any directly attributable expenses.

Goodwill

Goodwill arising on acquisitions prior to the date of transition to IFRS has been retained, with the previous Irish GAAP amount being its d cost, subject to being tested for impairment. Goodwill written off to reserves under Irish GAAP prior to 1998 has not been reinstated and will included in determining any subsequent profit or loss on disposal.

Goodwill on acquisitions is initially measured at cost being the excess of the cost of the business combination over the acquirer's interest in fair value of the identifiable assets, liabilities and contingent liabilities. Following initial recognition, goodwill is measured at cost le accumulated impairment losses. Goodwill relating to acquisitions from 1 March 2004 and goodwill carried in the balance sheet at 1 March not amortised. Goodwill is reviewed for impairment annually or more frequently if events or changes in circumstances indicate that the c value may be impaired.

As at the acquisition date, any goodwill acquired is allocated to each of the cash-generating units expected to benefit from the combin synergies. Impairment is determined by assessing the recoverable amount of the cash-generating unit, to which the goodwill relates.

Where goodwill forms part of a cash-generating unit and part of the operation within that unit is disposed of, the goodwill associated w operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Go disposed of in this circumstance is measured on the basis of the relative values of the operation disposed of and the proportion of the cash-gen unit retained.

Leases

Where the Group has entered into lease arrangements on land and buildings the lease payments are allocated between land and buildings and assessed separately to determine whether it is a finance or operating lease.

Finance leases, which transfer to the Group substantially all the risks and benefits to ownership of the leased asset, are capitalised at the incep the lease at the fair value of the leased asset or if lower the present value of the minimum lease payments. The corresponding liability to the le included in the balance sheet as a finance lease obligation. Lease payments are apportioned between finance charges and a reduction of th obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged to the income statem part of finance costs.

Capitalised leased assets are depreciated over the shorter of the estimated useful life of the asset or the lease term.

Leases where the lessor retains substantially all the risks and benefits of ownership of the assets are classified as operating leases. Operatin payments are recognised as an expense in the income statement on a straight line basis over the lease term.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost includes all expenditure incurred in acquiring the inventories and b them to their present location and condition and is based on the first-in first-out principle.

In the case of finished goods and work in progress, cost includes direct production costs and the appropriate share of production overhea excise duties where appropriate. Net realisable value is the estimated selling price in the ordinary course of business, less estimated c completion and estimated costs necessary to complete the sale.

Trade and other receivables

Trade receivables, which generally have 30 to 90 day terms, are recognised and carried at original invoice amount less an allowance for in losses.

Cash and cash equivalents

Cash and cash equivalents in the balance sheet comprise cash at bank and in hand and short term deposits with an original maturity of three or less. Bank overdrafts that are repayable on demand and form part of the Group's cash management are included as a component of cash an equivalents for the purpose of the statement of cashflows.

Interest-bearing borrowings

Up to 28 February 2005 all interest-bearing borrowings were initially recognised at cost being fair value less attributable transaction Transaction costs were amortised over the expected life of the relevant borrowing.

From 1 March 2005 interest-bearing borrowings continue to be recognised initially at fair value less attributable transaction costs but subseq are measured at amortised cost with any difference between cost and redemption value being recognised in the income statement over the pe the borrowings on an effective interest rate basis.

Provisions

A provision is recognised in the balance sheet when the Group has a present legal or constructive obligation as a result of a past event, a probable that an outflow of economic benefits would be required to settle the obligation. If the effect of the time value of money is m provisions are determined by discounting the expected future cash flows at an appropriate rate.

Pensions and other post-employment benefits

Obligations to the defined contribution pension plans are recognised as an expense in the income statement as incurred.

The Group operates a number of defined benefit pension schemes that require contributions to be made to separately administered fund Group's net obligation in respect of defined benefit pension schemes is calculated separately for each plan by estimating the amount of benefits that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its value, and the fair value of any plan asset is deducted. The discount rate employed in determining the present value of the schemes' liabi determined by reference to market yields at the balance sheet date on high quality corporate bonds for a term consistent with the currency and the associated post-employment benefit obligations.

The net surplus or deficit arising in the Group's defined benefit pension schemes is shown within either non-current assets or liabilities on the the Group Balance Sheet. The deferred tax impact of pension scheme surpluses and deficits is disclosed separately within deferred tax as liabilities as appropriate. The Group has elected to avail of the Amendment to IAS 19: *Employee Benefits*, to recognise post transition date ac gains and losses immediately in the statement of recognised income and expense even though this has not yet been endorsed by the EU.

Any increase in the present value of plans' liabilities expected to arise from employee service during the period is charged to operating prof expected return on the plans' assets and the expected increase during the period in the present value of the plans' liabilities arising are inclu finance costs.

When the benefits of a defined benefit plan are improved, the portion of the increased benefit relating to past service by employees is recogn an expense in the income statement over the periods during which they vest. To the extent that the benefits vest immediately, the exp recognised immediately in the income statement.

Share based payment transactions

Group share schemes allow employees to acquire shares in the company. The fair value of share entitlements granted is recognised as an em expense in the income statement with a corresponding increase in equity. An external valuer using a trinomial model determines the fair value entitlements granted by the company are subject to certain non market-based vesting conditions. Non-market vesting conditions are not tak account when estimating the fair value of entitlements as at the grant date. The expense for the share entitlements shown in the income state based on the fair value of the total number of entitlements expected to vest and is allocated to accounting periods on a straight line basis o vesting period. The cumulative charge to the income statement is only reversed where entitlements do not vest because all performance con have not been met or where an employee in receipt of share entitlements leaves the Group before the end of the vesting period.

The proceeds received by the company on the vesting of share entitlements are credited to share capital and share premium when the share entitlements are exercised.

Tax

Current tax

Current tax expense represents the expected amount to be paid in respect of taxable income for the current year. Current tax for the current an years, to the extent that it is unpaid, is recognised as a liability in the balance sheet.

Deferred tax

Deferred tax is recognised as a component of the tax expense in the income statement except to the extent that it relates to items recognised d in equity.

Deferred income tax is provided, using the liability method, on temporary differences between the carrying amounts of assets and liabili financial reporting purposes and the amounts used for taxation purposes. Deferred income tax assets and liabilities are calculated, w discounting, at the tax rates that are expected to apply to their respective periods of realisation, based on tax laws enacted or substantively ena the balance sheet date.

In accordance with IAS 12 no deferred taxes are recognised in conjunction with the initial recognition of goodwill and the initial recognition of and liabilities that affect neither accounting nor taxable income. This also applies to differences relating to investments in subsidiaries to the e that the company controls the timing of the reversal and it is probable that reversal will not occur in the foreseeable future.

Deferred tax liabilities are provided in full. Deferred tax assets are recognised for deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which they can be offset.

Dividends

Final dividends on ordinary shares are recognised as a liability in the Group financial statements only after they have been approved at an annual general meeting of the Company. Interim dividends on ordinary shares are recognised when they are paid.

Derivative financial instruments

The Group uses derivative financial instruments (principally interest rate swaps and forward foreign exchange contracts) to hedge its exposure to foreign exchange and interest rate risks arising from operational and financing activities.

Up to 28 February 2005 gains and losses on derivative financial instruments used to hedge foreign exchange and interest rate exposures

arising on future planned transactions were recognised in the income statement when the hedged transactions occur.

With effect from 1 March 2005 derivative financial instruments are recognised initially at cost and thereafter are stated at fair value. The gain or loss on remeasurement to fair value is recognised immediately in the income statement. However, where derivatives qualify for hedge accounting, recognition of any resultant gain or loss depends on the nature of the item being hedged (see hedging accounting policy).

The fair value of interest rate swaps is the estimated amount that the Group would receive or pay to terminate the swap at the balance sheet date, taking into the account current interest and currency exchange rates and the current creditworthiness of the swap counterparties. The fair value of forward exchange contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles and equates to the quoted market price at the balance sheet date, being the present value of the quoted forward price.

Hedge accounting

For the purposes of hedge accounting, derivative financial instruments are classified either as fair value hedges (which entail hedging the exposure to movements in the fair value of a recognised asset, liability or firm commitment) or cash flow hedges (which hedge exposure to fluctuations in future cash flows derived from a particular risk associated with a recognised asset, liability, a firm commitment or a highly probable forecast transaction).

In the case of fair value hedges any gain or loss stemming from the re-measurement of the hedging instrument to fair value is reported in the income statement and reflected in the carrying value of the hedged item on the balance sheet.

Where a derivative financial instrument is designated as a hedge of the variability in cash flows of a recognised liability, a firm commitment or a highly probable forecasted transaction, the effective part of any gain or loss on the derivative financial instrument is recognised as a separate component of equity with the ineffective portion being reported in the income statement. When a firm commitment or forecast transaction results in the recognition of a non-financial asset or a non-financial liability, the cumulative gain or loss is removed from equity and included in the initial measurement of the asset or liability. Otherwise, the associated gains or losses that had previously been recognised in equity are transferred to the income statement contemporaneously with the materialisation of the hedged transaction. Any gain or loss arising in respect of changes in the time value of the derivative financial instrument is excluded from the measurement of hedge effectiveness and is recognised immediately in the income statement.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated or exercised, or no longer qualifies for special hedge accounting. At that point in time, any cumulative gain or loss on the hedging instrument recognised as a separate component of equity is kept in equity until the forecast transaction occurs with future changes in fair value recognised in the income statement. If a hedged transaction is no longer anticipated to occur, the net cumulative gain or loss recognised in equity is transferred to the income statement in the period.

Research and development

Expenditure on research that is not related to specific product development is recognised in the income statement as incurred.

Expenditure on the development of new or substantially improved products or processes is capitalised if the product or process is technically feasible and commercially viable.

7. Independent auditors' report to the Directors of C&C Group plc on its consolidated preliminary International Financial Reporting Standards ('IFRS') financial information

In accordance with the terms of our engagement letter, we have audited the accompanying consolidated preliminary IFRS balance sheet of the Company and its subsidiaries ('the Group') as at 1 March 2004 and 28 February 2005, the related consolidated preliminary IFRS income statement for the year ended 28 February 2005 and related basis of preparation, accounting policies and other notes as set out on pages 25 to 43 ('the preliminary IFRS financial information').

Included with the preliminary IFRS financial information set out on pages 25 to 43 are the consolidated preliminary balance sheet as at 31 August 2004 and the related consolidated preliminary income statement for the six-month period then ended ('the preliminary IFRS interim financial information'). We have not audited this preliminary IFRS interim financial information and therefore it is not covered by this opinion.

Respective responsibilities of Directors and KPMG

The directors of the Company have accepted responsibility for the preparation of the preliminary IFRS financial information which has been prepared as part of the Group's conversion to IFRS.

As part of its conversion to IFRS, the Group has prepared the preliminary IFRS financial information for the year ended 28 February 2005 to establish the financial position and results of operations of the Group necessary to provide the comparative financial information expected to be included in the Group's first complete set of IFRS consolidated financial statements as at 28 February 2006. The preliminary IFRS financial information does not include comparative financial information for the prior period. As explained in the basis of preparation note on page 20, this preliminary IFRS financial information has been prepared on the basis of the recognition and measurement criteria of IFRS in issue that either are endorsed by the European Union ("EU") and effective (or available for early adoption) at 28 February 2006 or are expected to be endorsed and effective (or available for early adoption) at 28 February 2006. There is, however, a possibility that the directors may determine that some changes to these policies are necessary when preparing the full annual financial statements for the first time in accordance with those IFRS endorsed for use by the EU. This is because, as disclosed in the basis of preparation, the directors have anticipated that a standard, which has yet to be formally endorsed for use in the EU, will be so endorsed in time to be applicable to the next annual financial statements. Similarly changes may arise from further interpretations issued between now and the year end date which may result in the directors revising the accounting policies applied. The directors have applied IFRS in accordance with IFRS 1: *First-time*

Adoption of International Financial Reporting Standards and have taken advantage of certain exemptions available in that standard and, in particular, IAS 32: *Financial Instruments: Disclosure and Presentation* and IAS 39: *Financial Instruments: Recognition and Measurement* have not been applied to the preliminary IFRS financial information relating to the year ended 28 February 2005.

Our responsibilities, as independent auditors, are established in Ireland by the Auditing Practices Board, our profession's ethical guidance and the terms of our engagement.

Under the terms of engagement we are required to report to you our opinion as to whether the preliminary IFRS financial information has been properly prepared, in all material respects, in accordance with the respective accounting policy notes to the preliminary IFRS financial information. We also report to you if, in our opinion, we have not received all the information and explanations we require for our audit.

We read the other information accompanying the preliminary IFRS financial information and consider whether it is consistent with the preliminary IFRS financial information. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the preliminary IFRS financial information.

Our report has been prepared for the Company solely in connection with the Company's conversion to IFRS. Our report was designed to meet the agreed requirements of the Company determined by the Company's needs at the time. Our report should not therefore be regarded as suitable to be used or relied on by any party wishing to acquire rights against us other than the Company for any purpose or in any context. Any party other than the Company who chooses to rely on our report (or any part of it) will do so at its own risk. To the fullest extent permitted by law, KPMG will accept no responsibility or liability in respect of our report to any other party.

Basis of audit opinion

We conducted our audit having regard to Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the preliminary IFRS financial information. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the preliminary IFRS financial information, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the preliminary IFRS financial information has been prepared in accordance with the basis of preparation on page 20 and is free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the preliminary IFRS financial information.

Opinion

In our opinion, the accompanying preliminary IFRS financial information on pages 25 to 43 has been prepared, in all material respects, in accordance with the basis of preparation and accounting policy notes which describe how IFRS have been applied under IFRS 1: *First-time*

Adoption of International Financial Reporting Standards and the assumptions made by the directors of the Company about the standards and interpretations expected to be effective, and the policies expected to be adopted, when they prepare the first complete set of consolidated IFRS financial statements of the Group for the year ended 28 February 2006.

KPMG
Registered Auditors

Date: 10 October 2005

END

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Regulatory Announcement

REFERENCE No: 82-34854

Go to market news section

Company	C&C Group Plc
TIDM	CCR
Headline	Holding(s) in Company
Released	11:28 10-Oct-05
Number	4291S

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of company C & C Group plc	2. Name of shareholder having a major interest Schroder Investment Management Limited
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 Schroder Investment Management Limited	4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them See attached list

5. Number of shares/amount of stock acquired **25,613,436**	6. Percentage of issued class **7.90%**	7. Number of shares/amount of stock disposed **N/A**	8. Percentage of issued class **N/A**

9. Class of security Ordinary shares of E0.01 each	10. Date of transaction N/A	11. Date company informed 10/10/2005
12. Total holding following this notification **25,613,436**	13. Total percentage holding of issued class following this notification 7.90%	

14. Any additional information N/A	15. Name of contact and telephone number for queries Noreen O'Kelly Group Secretary + 353 1 616 1103
16. Name and signature of authorised company official	

responsible for making this notification

Noreen O'Kelly
Group Secretary

Date of notification 10 October 2005

SCHRODER INVESTMENT MANAGEMENT LIMITED
SHAREHOLDING IN C& C GROUP PLC

AS AT 7 OCTOBER 2005

REGISTERED NAME	NO OF SHARES
CHASE MANHATTAN BANK	18,689,929
STATE STREET BANK AND TRUST COMPANY	483,606
BANQUE INTERNATIONAL A LUXEMBOURG	47,823
DEXIA	87,541
UNIBANK TORVEGADE	17,748
UBS (LUXEMBOURG)	212,725
SCHRODER NOMINEES LIMITED	61,117
SCHRODER UNIT TRUSTS LIMITED	574,521
CHASE NOMINEES LIMITED	5,438,426
	25,613,436

END

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